UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

CARBONITE, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

141337105
(CUSIP Number)

Jeffrey D. Adelman
Vice President, General Counsel and Secretary
j2 Global, Inc.
6922 Hollywood Blvd., Suite 500
Los Angeles, California 90028
(323) 860-9200
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2012
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 6 Pages

CUSIP No. 141337105	Page 2 of 6 Pages

1	Names of Reporting Persons j2 Global, Inc.
2	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,539,920
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,539,920
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,539,920
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.90%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 141337105	Page 3 of 6 Pages

Item 1.                   Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Shares”), of Carbonite, Inc., a Delaware corporation (the “Issuer”).  The address of the Company’s principal executive offices is 177 Huntington Avenue, Boston, Massachusetts 02115.

Item 2.                   Identity and Background.

This statement on Schedule 13D is filed on behalf of j2 Global, Inc. a Delaware corporation (the “Reporting Person”). The Reporting Person is a provider of cloud services.  The principal business office of the Reporting Person is 6922 Hollywood Boulevard, Suite 500, Los Angeles, California 90028.   The names, business addresses, principal occupations and citizenships of each of the executive officers and directors of the Reporting Person are set forth in Schedule A, which is incorporated herein by reference.

During the last five years, neither the Reporting Person, nor any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                   Source and Amount of Funds or Other Consideration.

The response to Item 4 is incorporated herein by reference.

The source of funds for the acquisition of the Shares reported herein as beneficially owned by the Reporting Person was the working capital of the Reporting Person.  The Reporting Person used a total of $20,546,511 (excluding broker commissions) to acquire the Shares reported herein as beneficially owned by the Reporting Person.

Item 4.                   Purpose of Transaction.

On August 31, 2012, the Reporting Person submitted to the Issuer a preliminary non-binding proposal (the “Proposal”) to acquire all outstanding Shares for cash consideration of $10.50 per fully diluted Share, representing a substantial premium to the market trading price of the Shares on such date (the “Proposed Acquisition”).  On September 8, 2012, the Issuer informed the Reporting Person that it had rejected the Proposal, without making a counter-offer.

It remains the Reporting Person’s objective to engage in discussions with the Issuer that would lead to an acquisition of the Issuer by the Reporting Person.  However, the Reporting Person is evaluating the most recent quarterly results and acquisition of the Issuer, the current trading price of the Shares and other factors, and future offers, if any, may be at a price lower than included in the Proposal.

The Reporting Person may make additional purchases of Shares, make further offers to purchase the Issuer or sell its Shares taking into account its evaluation of the Issuer and its results and the market price of the Shares.

CUSIP No. 141337105	Page 4 of 6 Pages

Although the Reporting Person has no current plans to do so, if the Reporting Person determines that a negotiated acquisition of the Issuer is not a viable course of action and determines that a sale of its Shares is not in the Reporting Person’s best interests, the Reporting Person may pursue its other rights as a shareholder in the Issuer.  The Reporting Person’s objective and the transaction contemplated thereby may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional Shares, a merger or other extraordinary transaction involving the Issuer, the delisting of the Shares from the NASDAQ Stock Exchange, and the Shares becoming eligible for termination of registration pursuant to Section 12(g) of the Act.

Except as otherwise contemplated herein, the Reporting Person currently has no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person modify its objections and proposals at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, the Reporting Person reserves the right to at any time or from time to time (i) purchase or otherwise acquire additional Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities or instruments into which any such securities are convertible into or exchangeable for (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, (iv) contact and discuss matters with other persons, including other shareholders of the Issuer, and/or (v) encourage (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders, of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which the Reporting Person or one of its subsidiaries may be proposed as acquirers), (B) changes to the Issuer’s capitalization, or (C) other changes to the Issuer’s business or structure.

The foregoing description of the Proposal is qualified in its entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit I and incorporated herein by reference.

Item 5.                   Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Person beneficially owns 2,539,920 Shares.  According to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 31, 2012, the number of Shares outstanding as of October 26, 2012, was 25,655,759.  As of the date hereof, the Reporting Person is the beneficial owner of 9.90% of the Shares outstanding.

(b) The Reporting Person has the sole power to direct the voting and disposition of 2,539,920 Shares.

(c) The trading dates, number of Shares purchased, price per Share and the nature of all transactions effected by the Reporting Person during the past 60 days are set forth in Schedule B, which is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 141337105	Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                   Material to be Filed as Exhibits.

Exhibit I – Proposal

CUSIP No. 141337105	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 5, 2012	j2 GLOBAL, INC.

	By:	/s/ Jeffrey D. Adelman
Name: Jeffrey D. Adelman
Title: Vice President, General Counsel and Secretary

SCHEDULE A

Executive Officers and Directors of j2 Global, Inc.

Name	Title
Nehemia Zucker	Chief Executive Officer
R. Scott Turicchi	President
Kathleen Griggs	Chief Financial Officer
Jeffrey D. Adelman	Vice President, General Counsel and Secretary
Steve Dunn	Chief Accounting Officer
Richard S. Ressler	Director, Chairman of the Board
Douglas Y. Bech	Director
Robert J. Cresci	Director
W. Brian Kretzmer	Director
Stephen Ross	Director
Michael P. Schulhoff	Director

Each of the persons listed above is a citizen of the United States of America. The business address for each of the persons listed above is: c/o j2 Global, Inc., 6922 Hollywood Boulevard, Suite 500, Los Angeles, California 90028.

SCHEDULE B

Transactions during the past 60 days

The prices reported below reflect the weighted average purchase price of the shares of Common Stock, par value $0.01 per share of Carbonite, Inc., purchased on the relevant date. The Reporting Person hereby undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares of Common Stock purchased at each separate price.

Purchaser	Date of Transaction	Number of Shares	Weighted Average Price per Share	Nature of Transaction
j2 Global, Inc.	October 25, 2012	128,855	$6.3444 (1)	Open Market Purchase
j2 Global, Inc.	October 26, 2012	577,595	$7.1186 (2)	Open Market Purchase
j2 Global, Inc.	October 31, 2012	389,304	$7.5110 (3)	Open Market Purchase
j2 Global, Inc.	November 1, 2012	70,298	$7.6698 (4)	Open Market Purchase
j2 Global, Inc.	November 2, 2012	105,838	$7.9600 (5)	Open Market Purchase
j2 Global, Inc.	November 5, 2012	13,030	$8.1525 (6)	Open Market Purchase

1.	Executed at prices ranging from $5.90 to $6.55.
2.	Executed at prices ranging from $6.85 to $7.26.
3.	Executed at prices ranging from $7.27 to $7.74.
4.	Executed at prices ranging from $7.50 to $7.88.
5.	Executed at prices ranging from $7.75 to $8.20.
6.	Executed at prices ranging from $8.125 to $8.19.

EXHIBIT I

August 31, 2012

David Friend
Chief Executive Officer
Carbonite, Inc.
177 Huntington Avenue
Boston, MA 02115

RE:              Proposal to Purchase Carbonite, Inc.

Dear David:

As a follow up to your meeting with Hemi Zucker last week, on behalf of j2 Global, Inc. (“j2”), I am pleased to submit the following offer to acquire Carbonite, Inc. (“Carbonite”).  j2 proposes to acquire all outstanding Carbonite common stock at a fixed price of $10.50 per share payable in cash.

The following is a non-binding and confidential outline of the basic terms we would propose for the transaction.  While this letter and the following terms are a non-binding indication of j2’s interest, we believe they provide a firm foundation for a transaction that would be beneficial to your stockholders and ours.  In addition, this letter and its contents are confidential and we would expect Carbonite to treat them as such

Valuation/Purchase Price.  $10.50 per fully diluted share for all outstanding shares of Carbonite common stock; we understand there are approximately 25.6 million shares of Carbonite common stock outstanding based upon Carbonite’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.  Warrants and options to purchase shares of Carbonite common stock would be paid out in cash at the difference between $10.50 and the exercise price, although employee stock options may be converted into j2 stock options.

Consideration/Transaction Structure.  All cash payable from j2’s cash on hand; structured as mutually agreed.

Timing.  We believe we can complete the due diligence process, as well as negotiation of the definitive agreements, within 90 days from signing a letter of intent and that the transaction could close promptly following receipt of any required regulatory approvals.

If you are in agreement with the foregoing, please sign and return one copy of this letter agreement to us on or before 5 pm Pacific time on September 10, 2012, which thereupon will constitute our agreement with respect to its subject matter.

Very truly yours,

j2 Global, Inc.

By:           /s/ R. Scott Turicchi
 R. Scott Turicchi
Its:           President

Duly executed and agreed to on September                 2012:

Carbonite, Inc.

By: ________________
Name: ______________
Title: _______________